Exhibit 99.1

Bragg’s ORYX Gaming Signs Major Agreement with Microgame for Italian Market Entry

Milestone partnership will see Bragg expand content distribution to Europe’s second largest online market

Toronto, March 22, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), is set to enter one of Europe’s largest and most established online markets after agreeing to distribute content with the country’s leading local operator Microgame.

Pursuant to the milestone partnership, Egyptian Magic, the debut title from Bragg’s recently launched Atomic Slot Lab studio, will feature in the selection of games made available to local players. In addition, an initial selection of titles from ORYX’s exclusive content portfolio will go live with Microgame with more games set to follow. Initial exclusive content titles will include Respins of Amun-Re, Golden Nights and Royal Seven, as well as other player favourites.

Italy became the first major country in continental Europe to regulate online gambling in 2006 and is now the second largest regulated online market on the continent with expected online casino revenues of US$2.3 bn in 2022, according to H2 Gambling Capital estimates.

With over 20 years of experience, Microgame is the leading gaming service provider in Italy, offering a comprehensive and flexible online casino and betting platform which powers many of the country’s premier online casino brands.

Bragg’s expansion to Italy follows its recent launches in several key territories including the UK, Netherlands, Greece, Czech Republic, Germany and Switzerland.

Chris Looney, Chief Commercial Officer at Bragg, said: “This agreement that will see us enter Italy, the second biggest online market in Europe, is another watershed moment for us and comes several months after we took our content live in the UK, Europe’s largest iGaming market, underlining our commitment to expand in large and established regulated markets.

“Our partnering with Microgame, Italy’s largest B2B provider, gives us access to numerous leading operators in the country, which will enable us to reach a wide local audience from the outset. It’s an exciting time for Bragg as we continue our growth trajectory in new markets with more expansion still to come.”

Marco Castaldo, CEO at Microgame, said: “Our goal is to bring first-class entertainment to our players and with ORYX content’s proven popularity, we are thrilled to be the first partner to introduce it in Italy.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games